EXHIBIT 3.2

AMENDMENT TO 2000 RESTATED BYLAWS

OF

COLUMBIA SPORTSWEAR COMPANY

ARTICLE II

BOARD OF DIRECTORS

2.2Regular Meetings.  A regular meeting of the Board of Directors may be held without notice other than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders.